Biofrontera AG: Correction of a Total Voting Rights Announcement according to Article 41 of the WpHG from 19.02.2018

Total voting rights according to article 41 WpHG

Leverkusen, Germany (pta029/20.02.2018/17:00) - Publication

1. Details of issuer
Biofrontera AG
Hemmelrather Weg 201, 51377 Leverkusen, Germany

2. Type of capital measure
Other capital measure (Sec. 41 para. 1 WpHG)
Date of status / date of effect: 19.02.2018

3. New total number of voting rights
44,245,862

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor & public relations
phone: +49 (0) 214 87 63 20
e-mail: press@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq, USA